Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statements (No. 333-215784 and 333-193613) on Form S-3 and (No. 333-229336, 333-189302, and 333-170236) on Form S-8 of Contango Oil & Gas Company of our report dated December 17, 2019, with respect to the consolidated balance sheets of White Star Petroleum, LLC as of December 31, 2018 and 2017, the related consolidated statements of operations,  changes in member’s equity, and cash flows for the years then ended, and the related notes, which report appears in the Form 8‑K/A of Contango Oil & Gas Company dated January 13, 2020.

The report refers to the substantial doubt regarding White Star Petroleum’s ability to continue as a going concern.

Oklahoma City, Oklahoma
January 13, 2020